SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☑                 FORM 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES ☐       NO ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: INFORMATION TECHNOLOGY SERVICES AGREEMENT

     The Registrant is filing this Current Report on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the “SEC”) the Amended and Restated Information Technology Services Agreement, dated as of December 28, 2007, between Amdocs, Inc., a wholly-owned subsidiary of the Registrant, and AT&T Services, Inc. It is attached to this Form 6-K as Exhibit 99.1.
     This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: December 8, 2008

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1+	Information Technology Services Agreement, dated as of December 28, 2007, between Amdocs, Inc. and AT&T Services, Inc.

+	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.